SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release September 1, 2005 at 15:00

UPM’s sale of Loparex Group concluded

UPM’s sale of Loparex Group, a business unit in UPM’s converting division, to Mountaintop Investments B.V. was completed on August 31, 2005 and the business has been transferred to the new owner. The buyer is a capital investment company belonging to ABN AMRO Capital Group. The deal was published on June 21, 2005.

Loparex is the world’s leading producer of siliconized release materials for hygiene products, labels and industrial applications. The production plants are located in Finland, Great Britain, the Netherlands, the United States and China and a joint venture in India. The turnover of Loparex Group amounted to EUR 337 million in 2004 and it employs some 1,350 people.

For further information please contact:

Mr Matti Lindahl, President, Special Coatings Business, UPM

tel. +49 171 6127 688

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations